Amendment: Changes in Revenue or Income

Reasons for amendment: adjustments in equity method and corporate tax

Item	Before Amendment (KRW Million)				After Amendment (KRW Million)
1. Income Statement	Year Ended December		Changes		Year Ended December		Changes
Data	31, 2005	Changes	(	%)	31, 2005	Changes	(	%)
- Operating income	1,667,811	-459,308	-21.6		1,659,883	-467,236	-22.0
- Ordinary income	1,334,571	-464,954	-25.8		1,359,168	-440,357	-24.5
- Net income	997,320	-258,202	-20.6		998,303	-257,219	-20.5
2. Balance Sheet Data	As of December 31, 2005				As of December 31, 2005
— Total assets — Total liabilities — Total shareholders’ equity	17,912,897 9,903,903 8,008,993				17,936,509 9,927,040 8,009,469

Changes in Revenue or Income

1. Income Statement Data	Year Ended December	Year Ended December	Increase /	Changes	Changes(%)
	31, 2005	31, 2004	Decrease
- Revenue (KRW)	11,877,272	11,850,819	—	26,453	0.2
- Operating income (KRW)	1,659,883	2,127,119	Decrease	-467,236	-22.0
- Ordinary income (KRW)	1,359,168	1,799,525	Decrease	-440,357	-24.5
- Net income (KRW)	998,303	1,255,522	Decrease	-257,219	-20.5
2. Balance Sheet Data	As of December 31, 2005		As of December 31, 2004
— Total Assets	17,936,509		20,114,036
— Total Liabilities	9,927,040		12,667,523
— Capital Stock	1,560,998		1,560,998
— Total Stockholders’ Equity	8,009,469		7,446,513
— Capital Stock/Total Stockholders’ Equity (%)	513.1		477.0
3. Reasons for increase or decrease in revenue or income	Reasons for the decrease in ordinary operating income, ordinary income and net income: Fines imposed by the Korean Fair Trade Commission, and increased marketing and labor cost.
4. Date of BOD resolution	February 9, 2006
5. Scheduled AGM Date	March 10, 2006
6. Others	Unit: KRW million except for percentages Items above are subject to change during the AGM approval process

Amendment: Dividends

Reasons for amendment: adjustments in equity method and corporate tax

	Before amendment (KRW	After amendment (KRW
Item	million)	million)

Net income	997,320	998,303

Dividends

Years Ended December 31
	2005	2004
Dividends declared per share	KRW 3,000	KRW 3,000

- Regular (Year-end) Dividends	KRW 2,000	KRW 2,000

- Interim/quarterly dividends	KRW 1,000	KRW 1,000

Dividends yield ratio	7.09	6.93

Total dividends declared	KRW636,872 million	KRW632,277 million

Net Income	KRW 998,303million	KRW1,255,522 million

Record date		December 31, 2005

Dividends payment date		March 31, 2006

Date of the general shareholders’ meeting		March 10, 2006

Date of the board resolution		January 26, 2006

Above figures are subject to changes as a result of an audit by the independent auditors or the general shareholders’ meeting.

Notice of the General Meeting of Shareholders

KT Corporation’s Board of Directors has resolved to hold the general meeting of shareholders on March 10, 2006. Details regarding the meeting are as set forth below:

1.	Date and Time: March 10, 2006 (Friday) 10:00 A.M.

2.	Venue: 2nd Floor, Lecture Hall, New Business Planning Group Headquarter, 17, Woomyeon-dong, Seocho-gu, Seoul, Korea

3.	Matters to be reported

• Business Report for the 24th Fiscal Year

• Report on Evaluation Results of Management Performance for Year 2005

• Report on Standards and Method of Payment on Remuneration of Directors

• Auditor’s Report

4.	Matters to be resolved

Agenda No. 1: Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 24th Fiscal Year
Agenda No. 2: Amendment of Articles of Incorporation
Agenda No. 3: Election of Members of Audit Committee
Agenda No. 4 Election of Directors
Agenda No. 5: Approval of Limit on Remuneration of Directors

4. Date of the board resolution: February 9, 2006